UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-49850

NOTIFICATION OF LATE FILING

(Check One): ☑Form 10-K       ☐ Form 11-K       ☐ Form 20-F       ☐ Form 10-Q

☐ Form N-SAR

For Period Ended:      January 2, 2005

☐	Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full name of registrant:      Big 5 Sporting Goods Corporation

Former name if applicable:      N/A

Address of principal executive office (Street and Number):      2525 East El Segundo Boulevard

City, state and zip code:      El Segundo, California 90245

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On February 8, 2005, the Registrant’s Board of Directors, upon the recommendation of management and the Audit Committee, and after consultation with KPMG LLP, the Company’s independent registered public accounting firm, concluded that the previously issued financial statements contained in the Company’s Annual Reports on Form 10-K for the fiscal years ended December 28, 2003 and December 29, 2002 contained accounting errors within accounts payable and that, as a result, the Company would restate those financial statements to make necessary corrections. The Company and its Audit Committee have been working to prepare the restatements and, in addition, have been reviewing prior reports filed with the Securities and Exchange Commission to determine if any other adjustments or corrections are necessary. The Annual Report on Form 10-K for the fiscal year ended January 2, 2005, has not yet been completed due to the substantial amount of additional work associated with the restatements, despite diligent efforts, and as a result the audit of the Company’s financial statements to be included in the Annual Report on Form 10-K has also not been completed.

PART IV
OTHER INFORMATION

     (1)      Name and telephone number of person to contact in regard to this notification

Charles P. Kirk	(310)	536-0611

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On February 9, 2005, the Company issued a press release announcing its preliminary unaudited results of operations for the fiscal quarter and year ended January 2, 2005. The Company announced that its net income for the fiscal quarter ended January 2, 2005 increased to $11.6 million, or $0.51 per diluted share, compared with net income, as preliminarily restated, of $8.6 million, or $0.37 per diluted share, in the same period last year. Net income for the 2004 fourth fiscal quarter includes a charge of $0.8 million, net of taxes, or $0.03 per diluted share, associated with the redemption of $33.1 million principal amount of the Company’s 10.875% senior notes, and net income for the 2003 fourth fiscal quarter includes a charge of $1.2 million, net of taxes, or $0.06 per diluted share, associated with the redemption of $35.0 million principal amount of these notes.

     The Company also announced that its net income for the fiscal year ended January 2, 2005 increased to $34.2 million, or $1.50 per diluted share, compared with net income for fiscal 2003, as preliminarily restated, of $24.9 million, or $1.10 per diluted share. Net income for fiscal 2004 includes a charge of $1.3 million, net of taxes, or $0.06 per diluted share, associated with the redemption of $48.1 million principal amount of the Company’s 10.875% senior notes, and net income for fiscal 2003 includes a charge of $2.1 million, net of taxes, or $0.09 per diluted share, associated with the redemption of $55.0 million principal amount of these notes.

          Big 5 Sporting Goods Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 18, 2005	By	/s/ CHARLES P. KIRK

Charles P. Kirk, Senior Vice President and
Chief Financial Officer